Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

September 26, 2017

VIA E-MAIL AND EDGAR

Nicholas Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	The Procter & Gamble Company Definitive Additional Materials on Schedule 14A Filed September 18, 2017 by Trian Fund Management L.P. et al. File No. 001-00434

 Dear Mr. Panos:

On behalf of Trian Fund Management, L.P. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated September 20, 2017 in connection with definitive additional materials filed on Schedule 14A on September 18, 2017 with respect to The Procter & Gamble Company (“P&G” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1.       Please provide us with or disclose the factual foundation for the assertion that “P&G management has mounted a massive defense that we estimate will cost the company over $100 million”, or include a corrective statement in the next new filing. Rule 14a-9, by its terms, prohibits the omission of any material fact necessary in order to make the statements therein not false or misleading. The “over $100 million” estimate projected by the participants directly conflicts with the estimate provided by the registrant, which party disclosed that it would be distributing its definitive proxy statement electronically.

In response to the Staff’s comments, the Filing Persons note that the Company clearly stated in its Revised Proxy Statement that it planned to mail printed proxy materials widely, noting that it would “[mail] a Notice of Internet Availability of Proxy Materials [. . .] to certain shareholders of record” and “may also mail proxy materials to shareholders of record.”[1] All such mailings would obviously involve physical mailing costs, even though shareholders receiving the Notice of Internet Availability would then access the Company’s proxy statement online. In addition, in its “Shareholder Proxy Voting Guide,” filed under cover of Schedule 14A on August 10, 2017 (the “Proxy Voting Guide”), the Company further disclosed that shareholders “will receive multiple mailings from [. . .] Procter & Gamble [. . .] for each type of account” (emphasis added) held, including shares owned in a direct stock purchase plan and other

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[1] See P&G’s definitive proxy statement on Schedule 14A filed by the Company with the Commission on July 31, 2017 (the Company’s “Revised Proxy Statement”) (emphasis added).

accounts held with Wells Fargo (the Company’s transfer agent), P&G stock plans or bank or broker accounts. The Proxy Voting Guide further indicates that only “Broker or Bank Accounts with < 100 shares” would receive a “Blue Notice & Access Card” to access the Revised Proxy Statement electronically, and all other accounts would receive a “Blue Proxy Card” or a “Blue Voting Instruction Form”.

Based on the foregoing, the Filing Persons reasonably concluded that the Company mailed full sets of proxy materials to all holders other than to “Broker or Bank Accounts with < 100 shares.” The Filing Persons’ cost estimates with respect to such mailings were included in the Filing Persons’ letter to the Staff dated August 25, 2017 and reflect this assumption.[2] The “Itemized Cost Estimate” included detailed estimates regarding the costs associated with postage, processing and distribution of proxy materials and fees associated with the Company’s large team of advisors.[3] Such estimates were based on the Filing Persons’ conservative assessment, which was informed and supplemented by industry participants.

2.       Please remove the implication that the registrant Procter & Gamble has estimated its own proxy solicitation-related costs to be over $100 million. While we recognize the reference to “P&G” in the graphic titled “P&G Estimated Costs in Proxy Fight” has not been presented in the possessive case, the participants need to qualify this statement in a future communication to make clear who in fact has produced the estimate.

The Filing Persons believe that their use of such title does not imply that the estimate provided thereunder has been prepared by P&G. Nevertheless, the Filing Persons will qualify similar statements in future communications to make clear that the Filing Persons have produced such an estimate.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford

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[2] Such letter (the “Solicitation Costs Supplement Letter”) served as a supplement to the Filing Persons’ letter to the Staff dated August 22, 2017 regarding, among other things, the false and misleading estimates of the Company regarding its solicitation costs.

[3] See page 2 (Itemized Solicitation Costs) of Exhibit A (Estimated Solicitation Costs) of the Solicitation Costs Supplement Letter.